
May 24, 2013

Via E-mail
Tye Darland
Senior Vice President – General Counsel
Georgia-Pacific LLC
133 Peachtree St. NE
Atlanta, Georgia 30303

> **Re:** **Buckeye Technologies Inc.**
> **Amendment No. 3 to Schedule TO-T**
> **Filed May 7, 2013 by Georgia-Pacific LLC and GP Cellulose Group LLC**
> **File No. 005-48529**

Dear Mr. Darland:

We have reviewed your amendment and your correspondence dated May 22, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase, dated May 7, 2013

Certain Projections, page 28

1.   We note your response to comment 1 in our letter dated May 14, 2013. We are unable to concur with your position regarding the applicability of Item 10(e) of Regulation S-K given that Item 10(a) extends the applicability of Regulation S-K to "the content of the non-financial statement portions of…tender offer statements under [Exchange Act] sections 13 and 14…." In that regard, notwithstanding the language in Item 10(e) regarding "registrant," the term "registrant" is not defined in Item 10 of Regulation S-K. Item 10(e) of Regulation S-K, by its title and terms, governs the use of non-GAAP financial measures in Commission filings. Please revise the presentation of the projected financial information to comply with Item 10(e).

Conditions of the Offer, page 64

2.   We note your response to comment 2 in our letter dated May 14, 2013. We have no objection to the bidder defining "Other Required Governmental Approvals" on page 64 in terms that are consistent with the limitations on divestiture agreed to in the merger agreement. To the extent that the bidder conditions the offer on whether it makes mandated filings, or on any other circumstances that are within the bidder's sole discretion, however, the offer will remain inconsistent with Section 14(e) notwithstanding the private remedies noted as being available for breach of the merger agreement. Please revise the disclosure accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3317 if you have any questions regarding our comments.

                                                Sincerely,

                                                /s/ Alexandra M. Ledbetter

                                                Alexandra M. Ledbetter
                                                Attorney-Advisor
                                                Office of Mergers and Acquisitions

cc: Via E-mail
         Mark D. Gerstein
         Latham & Watkins LLP